EXHIBIT 21 ESI Subsidiaries As of May 31, 2003

Name	State/Country of Incorporation	Percentage of Voting Securities Owned

ESI F.S.C. (dormant)	Guam	100%
Electro Scientific Industries GmbH	Germany	100%
ESI International Corporation	Oregon	100%
ESI Japan KK	Japan	100%
ESI Korea Co. Ltd.	Korea	100%
Electro Scientific Industries Ltd.	England	100%
Electro Scientific Industries, BV (dormant)	The Netherlands	100%
ESI SARL	France	100%
ESI SRL (dormant)	Italy	100%
Electro Scientific Industries Singapore PTE Ltd.	Singapore	100%
ESI China, Inc.	Oregon	100%
ESI Electronic Equipment (Shanghai) Co., Ltd.	China	100%